SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K for the sole purpose of confirming that the previously approved proposal about amending and restating Memorandum and Articles of Association has been processed by filing the Third Amended and Restated Memorandum of Association to the BVI Registrar of Corporate Affairs on March 7, 2018. On December 20, 2017, the Registrant held its 2017 Annual Meeting of Shareholders (the “Annual Meeting”). Among other matters, the Annual Meeting approved the proposal to amend and restate the Registrant’s amended and restated Memorandum and Articles of Association about the re-classification and re-designation of the Registrant’s common shares. Pursuant to the Third Amended and Restated Memorandum of Association, the Registrant’s authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at general meetings of the Registrant.

A copy of the Registrant’s Third Amended and Restated Memorandum of Association is attached as Exhibit 1.1 hereto and incorporated by reference herein.

  Exhibits

The following document is filed herewith:

Exhibit Number	Document

3.1	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

March 9, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer